HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所



Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

November 12, 2001

SEC FILE NO. 82-4217



VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of document are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the increase in the trading volume of the shares of the Company, dated October 19, 2001, published (in English language) in Hong Kong iMail and published (in Chinese language) in Hong Kong Economic Times, both on October 22, 2001; and

(2) The Company's announcement in relation to the resignation of a non-executive director, dated November 8, 2001, published (in English language) in Hong Kong iMail and published (in Chinese language) in Hong Kong Economic Times and Sing Po Daily News, all on November 9, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Paul Y. - ITC Construction Holdings Limited

h:\dlai\ADR\22105\0001\27sec.doc



Hong Kong iMail **Friday, 9th November, 2001**

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors ("Board") of Paul Y. - ITC Construction Holdings Limited ("Company") announces that Mr. Wong Kam Cheong, Stanley resigned as non-executive director of the Company with effect from 8th November, 2001.

The Board would like to express appreciation to Mr. Wong Kam Cheong, Stanley for his valuable contribution during his past services to the Company.

By Order of the Board
Chan Man Yiu, Simon
Company Secretary

Hong Kong, 8th November, 2001

香港經濟日報　　二零零一年十一月九日（星期五）



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

非執行董事之辭任

保華德祥建築集團有限公司（「本公司」）董事會（「董事會」）謹此宣佈黃錦昌先生由二零零一年十一月八日起辭退本公司非執行董事之職位。

董事會謹向黃錦昌先生就其過往對本公司作出之寶貴貢獻深表謝意。

承董事會命
公司秘書
陳文耀

香港，二零零一年十一月八日

成報　　二零零一年十一月九日（星期五）



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

非執行董事之辭任

保華德祥建築集團有限公司（「本公司」）董事會（「董事會」）謹此宣佈黃錦昌先生由二零零一年十一月八日起辭退本公司非執行董事之職位。

董事會謹向黃錦昌先生就其過往對本公司作出之寶貴貢獻深表謝意。

承董事會命
公司秘書
陳文耀

香港，二零零一年十一月八日


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in relation to the increase in the trading volume of the shares of the Company today.

The directors of the Company are not aware of any reasons for such increase other than the placing of approximately 20.6% equity interest in the Company by a substantial shareholder.

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") have noted the recent increase in the trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such increase other than the placing of approximately 20.6% equity interest in the Company by a substantial shareholder, namely, Asean Resources Holdings Limited ("Asean"), a listed company of the Stock Exchange.

The equity interest of the Company held by Asean after the placing shall be 0% in the Company, thus Asean ceased to be a substantial shareholder of the Company. The placing of the approximately 20.6% equity interest in the Company by Asean was through a placing broker, Tai Fook Securities Company Limited ("Placing Broker"). As far as the Placing Broker is aware of at the moment, no placee(s) will become substantial shareholder of the Company.

Save as aforesaid, the Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Chan Man Yiu, Simon
Company Secretary

Hong Kong, 19th October, 2001

香港經濟日報 二零零一年十月二十二日 (星期一)


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

本公佈乃因本公司今日股份成交量上升而作出。

除本公司之一位主要股東配售本公司之約20.6%股本權益外，本公司之董事並不知悉導致該等上升之任何原因。

本聲明乃應香港聯合交易所有限公司(「聯交所」)之要求而作出。

保華德祥建築集團有限公司(「本公司」)之董事(「董事會」)已知悉近日本公司之股份成交量上升，茲聲明除本公司之一位主要股東，Asean Resources Holdings Limited (「Asean」，一間於聯交所上市的公司) 配售本公司之約20.6%股本權益外，本公司並不知悉導致該等上升之任何原因。

配售後，Asean持有本公司之股本權益將為0%，因此，Asean終止為本公司之主要股東。Asean經一位配售經紀，大福證券有限公司(「配售經紀」)配售本公司之約20.6%股本權益，就配售經紀目前所知悉，並無承配人將成為本公司之主要股東。

除上述者外，本公司亦確認，目前並無任何有關收購或變賣之商議或協議為根據上市協議第三段而須予公開者；董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市協議第二段規定之一般責任而須予公開者。

上述聲明乃承本公司董事會之命而作出；各董事願就本聲明之準確性及共同承擔責任。

承董事會命
公司秘書
陳文耀

香港，二零零一年十月十九日